December 10, 2008

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Anaren, Inc. and subsidiaries (Anaren) and, under date of September 15, 2008, we reported on the consolidated financial statements of Anaren as of and for the years ended June 30, 2008 and 2007, and the effectiveness of internal control over financial reporting as of June 30, 2008. On December 5, 2008, we were dismissed. We have read Anaren’s statements included under Item 4.01 of its Form 8-K dated December 10, 2008 and we agree with such statements, except that we are not in a position to agree or disagree with Anaren’s statements in the section under the heading “New Independent Accountant” of its Form 8-K.

Very truly yours,

/s/KPMG LLP